Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation

(Commission File No.: 001-03560)

Below is a press release issued jointly by Berry Global Group, Inc. and Glatfelter Corporation on July 24, 2024:

Magnera Brand Launch:

Press release

For Immediate Release

Berry and Glatfelter Announce New Brand Name and Identity in Connection with Proposed Merger of Berry's Health, Hygiene and Specialties Global Nonwovens and Films Business and Glatfelter

EVANSVILLE, Ind. - July 24, 2024 - Berry Global Group, Inc. (NYSE: BERY) and Glatfelter Corporation (NYSE: GLT) announced that the proposed merger of Berry's Health, Hygiene and Specialties Global Nonwovens and Films (“HHNF”) business with Glatfelter progressed further today with the creation of the Magnera brand (pronounced ‘Mag-nair-uh’), a global leader in the specialty materials industry.

The launch of this new identity marks the next chapter in the transaction journey, emphasizing a commitment to innovation and leadership in the specialty materials industry. Magnera will leverage a broad platform of 46 global manufacturing facilities, offering its customers innovative solutions more quickly from closer locations and minimizing environmental impact.

Curt Begle, President of Berry’s Health Hygiene & Specialties Division, who will lead Magnera as CEO, said, “Magnera’s purpose is to better the world with new possibilities made real. By continuously co-creating and innovating with our partners, we will develop original material solutions that make a brighter future possible. With a breadth of technologies and a passion for what we create, Magnera’s solutions will solve end-users’ problems, every day.”

With a focus on innovation, operational excellence, and strategic market penetration, Magnera will have the broadest global product offering in high-growth markets for both polymer and fiber-based product applications.

Tarun Manroa, Current EVP & Chief Strategy Officer for Berry, and future Magnera COO, said, “We’re truly excited about how our vibrant new brand builds upon both companies’ history and unifies diverse teams under a single identity with a focus on the future.

With increasing demand for premium and custom products, we believe we are perfectly placed to offer our customers more choice and flexibility to meet their needs.”

Magnera will continue HHNF and Glatfelter’s unwavering commitment to providing stability to customers, especially during times of change. The merger will create an expanded portfolio of products and solutions to better serve the combined company’s customers at scale. We believe this comprehensive suite of offerings sets Magnera apart in the marketplace and will deliver unparalleled value and support. Customers can continue to expect innovation with existing technologies and products and future developments that will drive their businesses forward.

About Magnera Magnera will be formed from the spin-off and merger of Berry's HHNF business with Glatfelter. The combined company will serve thousands of customers worldwide, offering a wide range of products, including components for absorbent hygiene products, protective apparel, wipes, specialty building and construction products, products serving the food and beverage industry, and more.

Magnera's purpose is to better the world with new possibilities made real. For more than 160 years, the originating companies have delivered the material solutions their partners need to thrive. Through economic upheaval, global pandemics, and changing end-user needs, they’ve consistently found ways to solve problems and exceed expectations. Bringing together these legacy companies, the distinct scale and wide portfolio of products will bring customers more materials and choices. With a combined legacy of resilience, Magnera will build personal partnerships that withstand an ever-changing world.

Magnera will begin using its name and branding immediately following the closing of the proposed merger.

The transaction is expected to close in the second half of calendar 2024 and is subject to approval by Glatfelter shareholders and completion of the remaining customary closing conditions.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Berry Global Group, Inc., a Delaware corporation (“Berry”), and Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter” or the “Company”), are considered “forward-looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, executive and Board transition considerations, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the business, operations and activities that constitute the global nonwovens and hygiene films business of Berry (the “HHNF Business”) into Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Berry (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco will be made available free of charge on Berry’s investor relations website at ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the proxy statement for Glatfelter's 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2024 (www.sec.gov/ix?doc=/Archives/edgar/data/0000041719/000004171924000013/glt-20240322.htm). In addition, Curt Begle, the current President of Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer, James M. Till, the current Executive Vice President and Controller of Berry, will be appointed as Executive Vice President, Chief Financial Officer & Treasurer, and Tarun Manroa, the current Executive Vice President and Chief Strategy Officer of Berry, will be appointed as Executive Vice President, Chief Operating Officer, of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

About Berry

At Berry Global Group, Inc. (NYSE: BERY), we create innovative packaging solutions that we believe make life better for people and the planet. We do this every day by leveraging our unmatched global capabilities, sustainability leadership, and deep innovation expertise to serve customers of all sizes around the world. Harnessing the strength in our diversity and industry-leading talent of over 40,000 global employees across more than 250 locations, we partner with customers to develop, design, and manufacture innovative products with an eye toward the circular economy. The challenges we solve and the innovations we pioneer benefit our customers at every stage of their journey. For more information, visit our website or connect with us on LinkedIn or Twitter. (BERY-F)

About Glatfelter

Glatfelter is a leading global supplier of engineered materials with a strong focus on innovation and sustainability. The Company’s high-quality, technology-driven, innovative, and customizable nonwovens solutions can be found in products that are Enhancing Everyday Life®. These include personal care and hygiene products, food and beverage filtration, critical cleaning products, medical and personal protection, packaging products, as well as home improvement and industrial applications. Headquartered in Charlotte, NC, the Company’s 2023 revenue was $1.4 billion with approximately 2,980 employees worldwide. Glatfelter’s operations utilize a variety of manufacturing technologies including airlaid, wetlaid and spunlace with fifteen manufacturing sites located in the United States, Canada, Germany, France, Spain, the United Kingdom, and the Philippines. The Company has sales offices in all major geographies serving customers under the Glatfelter and Sontara® brands. Additional information about the Company may be found on our website at www.glatfelter.com or connect with us on LinkedIn.

Contacts

Berry Global, Inc.

Investor Contact
Dustin Stilwell
VP, Investor Relations
+1 812.306.2964
ir@berryglobal.com

Global Media Contact
Rachna Luthra

Global Communications Director

+1 812.401.1018

Glatfelter Corporation

Investor Contact
Ramesh Shettigar
+1 717.225.2746
Ramesh.Shettigar@glatfelter.com

Media Contact
Eileen L. Beck
+1 717.225.2793
Eileen.Beck@glatfelter.com

Source: Berry Global Group, Inc., Glatfelter Corporation